082-04401

PSG
CAPITAL (PTY) LIMITED

(Reg. no. 2006/015817/07)

REGISTERED OFFICE: 1ST FLOOR OU KOLLEGE 35 KERK STREET STELLENBOSCH 7600
P O BOX 7403 STELLENBOSCH 7599 TELEPHONE (021) 887-9602 TELEFAX (021) 887-9624

SUPPL

[redacted]

19 November 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
Stop 3-9

Per fax: 001 202 772 9207
Number of pages in total: 2

Dear Sirs

JD GROUP LIMITED: AUDITED FINANCIAL RESULTS FOR THE 12 MONTHS ENDED 30 AUGUST 2008

The enclosed letter is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended ("the Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise, subject thereto that the liabilities of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact the undersigned at:

Telephone : (011) 797 8438
Facsimile : (011) 802 3689
e-Mail : melissah@psgcapital.com

Yours sincerely

MHarris

MELISSA HARRIS
Consultant: Corporate Finance
cc Johann Pieterse
Company Secretary: JD Group Limited

JW 11/26

PSG
CAPITAL (PTY) LIMITED

(Reg. no. 2006/015817/07)

REGISTERED OFFICE: 1ST FLOOR OU KOLLEGE 35 KERK STREET STELLENBOSCH 7600
P O BOX 7403 STELLENBOSCH 7599 TELEPHONE (021) 887-9602 TELEFAX (021) 887-9624

19 November 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
Stop 3-9

Dear Sirs

JD GROUP LIMITED: AUDITED FINANCIAL RESULTS FOR THE 12 MONTHS ENDED 30 AUGUST 2008

We hereby notify you that the JD Group Limited Audited Financial Results for the 12 months ended 30 August 2008 was as disseminated on the Securities Exchange News Service of the JSE Limited on Monday, 17 November 2008.

A copy is available on the following website : www.jdg.co.za.

Yours sincerely

MELISSA HARRIS
Consultant: Corporate Finance
cc Johann Pieterse
Company Secretary : JD Group Limited

END

JOHANNESBURG BRANCH: BUILDING 8, WOODMEAD ESTATE, 1 WOODMEAD DRIVE, WOODMEAD, 2191
P O BOX 987 PARKLANDS 2121 TELEPHONE (011) 797 8400 TELEFAX (011) 802 3689